SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 December 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	EGM Statement dated 10 December 2004
99.2	Sale of 13 Americas Hotels dated 17 December 2004
99.3	Transaction in Own Shares dated 17 December 2004
99.4	Transaction in Own Shares dated 20 December 2004
99.5	Notification of Interest dated 20 December 2004
99.6	Transaction in Own Shares dated 21 December 2004
99.7	Notification of Interest dated 22 December 2004
99.8	Transaction in Own Shares dated 23 December 2004

Exhibit 99.1

InterContinental Hotels Group PLC (the "Company")

10 December 2004

Result of EGM

At the Extraordinary General Meeting of the Company held today to consider the Company's proposed Share Consolidation and a renewal of the Company's authority to repurchase its own shares, both the proposed resolutions were duly passed.

The Share Consolidation was proposed in the context of the special interim dividend of 72 pence per share, payable on the Company's Existing Ordinary Shares immediately prior to the Share Consolidation. The Special Dividend will be paid on 17 December 2004 to shareholders on the Register on 10 December 2004.

Application has been made to The UK Listing Authority and the London Stock Exchange for 623,681,000 New Ordinary Shares of 112 pence each to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities.

In addition, 3,786,239 New Ordinary Shares are to be block listed. The block listings consist of 1,372,956 New Ordinary Shares which may be issued under the InterContinental Hotels Group Executive Share Option Plan and 2,413,283 New Ordinary Shares that may be issued under the InterContinental Hotels Group Sharesave Plan.

It is expected that dealings in the New Ordinary Shares will commence on 13 December 2004.

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 536,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty program, Priority Club® Rewards, with more than 23 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.
For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

InterContinental Hotels Group PLC contacts

Media Relations: Dee Cayhill / Leslie McGibbon	+44 (0) 1753 410425
Investor Relations: Gavin Flynn	+44 (0) 1753 410176

Exhibit 99.2

17 December 2004

INTERCONTINENTAL HOTELS GROUP
SALE OF 13 HOTELS IN THE AMERICAS

InterContinental Hotels Group PLC ("IHG") today announces it has agreed to sell 13 hotels in the US, Puerto Rico and Canada to Hospitality Properties Trust ("HPT") at a net sale price of US$425 million (before transaction costs), equivalent to net book value. The transaction is expected to complete in the first quarter of 2005, with IHG retaining long term management contracts on the properties.

The properties will be sold for a cash price of US$450 million, with IHG allocating US$25 million of the proceeds for capital expenditure on the 13 hotels over the next three years. The remaining $425 million of net disposal proceeds will be used for general corporate purposes, including paying down US dollar denominated debt, returning funds to shareholders and investing in the business.

The 13 hotels (3,946 rooms) form part of the tranche of 20 properties IHG placed on the market in July 2004 as part of its ongoing asset disposal programme and consist of InterContinental hotels in Toronto, Houston, San Juan and Austin, four Crowne Plaza hotels, three Holiday Inn hotels and two Staybridge Suites properties.

The hotels will continue to be managed by IHG under a 25 year management contract with HPT, with the exception of the contract on the InterContinental San Juan which, for technical reasons, is structured as an operating lease but with effectively the same economic structure as the management contract. IHG has two consecutive options to extend the contracts on the properties for 15 years each, giving a total potential contract length of up to 55 years.

Richard Solomons, finance director of IHG, commented:

"This transaction represents another significant step forward for IHG and builds on our strong relationship with HPT. This demonstrates our ability to continue to deliver on our stated strategy of reducing capital intensity by selling hotels at attractive prices whilst retaining our brand on the properties."

Transaction details

1. HPT will receive an initial owner's priority cash return of 8% of the transaction value, rising to 8.5% in the second year of the transaction. Following payment of the priority, IHG will be entitled to receive base fees, after which HPT is entitled to receive further (non-guaranteed) priority fees and IHG to receive incentive fees.

2. As a result of the transaction, the aggregate level of guarantees given by IHG to HPT will rise by less than 5% or US$5 million (£3 million) and will have a limited life. In 2003, the 13 hotels generated US$13 million (£8 million) of EBIT and US$34 million (£21 million) of EBITDA.

3. Any tax payable on this transaction has been fully provided for.

4. The transaction is subject to certain regulatory approvals expected to be forthcoming.

Since Separation in April 2003, including today's announcement, IHG will have sold 43 hotels with proceeds of £569 million. 94 properties remain on the market with a net book value of £1.6 billion.

Sales announced today: 13 hotels, 3,946 rooms, net proceeds of $425m:

	2004e	2003
	$	$
Revenue	179	168
EBITDA	37	34
EBIT	16	13

Hotel	Rooms
IC Toronto, ON, Canada	210
IC San Juan, Puerto Rico	402
IC Austin, TX, USA	189
IC Houston, TX, USA	485
CP Hilton Head, SC, USA	340
CP Los Angeles Airport, CA, USA	613
CP Redondo Beach, CA, USA	346
CP White Plains, NY, USA	401
HI Anaheim, CA, USA	264
HI Atlanta Airport, GA, USA	190
HI Memphis, TN, USA	243
SBS Toronto Markham, ON, Canada	120
SBS Anaheim, CA, USA	143

For further information, please contact:

Investor Relations (Gavin Flynn)	+44 (0) 1753 410 176
+44 (0) 7808 098 972
Media Affairs (Dee Cayhill/Leslie McGibbon)	+44 (0) 1753 410 423
+44 (0) 7808 094 471

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group franchises, manages, leases or owns, through various subsidiaries, more than 3,500 hotels and 536,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty program, Priority Club® Rewards, with more than 23 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

Exhibit 99.3

17th December 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 750,000 of its ordinary shares at a price of 649.2867p per share.

Exhibit 99.4

20th December 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 500,000 of its ordinary shares at a price of 651.995p per share.

Exhibit 99.5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG and its subsidiary companies (Shareholding prior to the Company's share consolidation, effective from 13 December 2004)

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of £1 each
(Nominal value of shares prior to the share consolidation)

10) Date of transaction

Prior to 10 December 2004

11) Date company informed

17 December 2004

12) Total holding following this notification

24,219,137
(Prior to the share consolidation)

13) Total percentage holding of issued class following this notification

3.47%
(Prior to the share consolidation)

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

20 December 2004

Exhibit 99.6

21st December 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 649.564p per share.

Exhibit 99.7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Wellington Management Company LLP

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Wellington Management Company LLP

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 112 pence each

10) Date of transaction

Not advised

11) Date company informed

21 December 2004

12) Total holding following this notification

16,742,831

13) Total percentage holding of issued class following this notification

2.69%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

22 December 2004

Exhibit 99.8

23rd December 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 650.45p per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	24 December 2004